UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Flora Growth Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

339764102
(CUSIP Number)

Clifford Starke
Pia Porras 75 San Francisco
Panama City, Panama

With a copy to:

Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1 Canada
(416) 367-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339764102
1	NAMES OF REPORTING PERSONS Clifford Starke (the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,340,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,340,056
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.54%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The percentages used herein are calculated based upon 8,984,836 outstanding shares of the Issuer as of March 21, 2024, plus 1,700,000 shares issued in connection with the Issuer’s private placement offering closing on April 8, 2024.

CUSIP No. 339764102

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 6, 2023 (the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of Flora Growth Corp., a Delaware Corporation (the “Issuer”), as amended on April 21, 2023 and November 15, 2023. Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D, as amended. The Reporting Person hereby amends and supplements the Schedule 13D as follows.

Item 3.  Source and Amount of Funds or Other Consideration

PF

Item 4. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
On April 8, 2024, the Issuer closed a private placement offering of 1,700,000 common shares at a price of $1.90 per share (the “Offering”).  YT Research Inc., a company in which the Reporting Person is the sole director and equity owner, purchased 526,315 common shares in the Offering.  The 33,579 shares previously held by BTF Investments, Inc., a company in which the Reporting Person is the sole director and equity owner, have been transferred to YT Research Inc.
Item 5. Interests in Securities of the Issuer:
As of April 8, 2024, the Reporting Person holds the following shares of Common Stock:
(a)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 1,340,056
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,340,056
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 1,340,056
(vi)	Percent of class represented in Item (v) above: 12.54%
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7.  Materials to be Filed as Exhibits
None
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 15, 2024

/s/ Dany Vaiman as attorney-in-fact for Clifford Starke
Clifford Starke